AB
3/13

[redacted]

15049338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
RECEIVED
MAR 03 2015
Wash., DC
404 Section

SEC FILE NUMBER
8- 69068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCG Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

37 West Avenue, Suite 201
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway
Suite 108-381
(Address) Athens (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, Lee Calfo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCG Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lee Calfo
Signature

President
Title

2/27/15
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Allison A. Bare, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Dec. 3, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERION
CAPITAL GROUP

37 West Avenue, Suite 201
Wayne, PA 19087
610-337-6500
merioncapitalgroup.com

March 2, 2015

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: MSG Securities, LLC
SEC #8-69068
Annual Audited Financial Statements

Enclosed please find a corrected Public Statement of Financial Condition. The Public Statement submitted on March 2, 2015 contained a Statement of Changes in Members' Equity versus a Statement of Financial Condition.

Sincerely,

Lee Calfo
President

MCG SECURITIES, LLC
(A Limited Liability Company)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2014

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
MCG Securities, LLC

We have audited the accompanying statement of financial condition of MCG Securities, LLC as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. MCG Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of MCG Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

WJB & Co., P.C.

Athens, Georgia
February 25, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

MCG SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	92,656
Fees receivable		106,558
Furniture and equipment, at cost, less accumulated depreciation of $3,136		9,872
Other assets		38,276
Total assets	**$**	**247,362**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Salaries and commissions payable	$	86,336
Accounts payable and accrued expenses		22,378
Total liabilities		108,714
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 2)		138,648
Total liabilities and members' equity	**$**	**247,362**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

MCG Securities, LLC (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 31, 2012. The Company is an independent firm that is approved to engage in mutual funds, municipal securities, variable life insurance and annuities and private placements. The Company also earns revenue by providing merger and acquisition advisory services, raising capital, publishing research and collecting commissions from other unaffiliated broker-dealers on referrals of equities, fixed income, options, mutual funds and variable annuities.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with accounting principles generally accepted in the United States of America and is required by the SEC and FINRA.

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

Commissions and service fees include fees arising from the sale of mutual funds, municipal securities, variable life insurance and annuities, securities offerings and private placements in which the Company acts as an agent. Commissions and services fees are recorded on the trade-date of the securities transaction or completion date of the securities offering. Research fees and other income is recorded as revenue when earned.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance and repairs are expensed currently.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2012 (year of inception). The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, fees receivable, other assets, salaries and commissions payable and accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these investments.

Advertising Costs

Advertising costs are charged to expenses as incurred. During the year ended December 31, 2014, the Company incurred $7,762 of advertising costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $66,731 and $7,248, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.63 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company and Bluestone Capital Management, LLC (the "Affiliate"), a company under common control, have entered into an expense sharing agreement (the "Agreement") wherein the Affiliate provides office and administrative services to the Company. Rent, office supplies and telephone and internet expenses are allocated between the Company and the affiliate on a 25%/75% basis, respectively.

The Company incurred rent expense of approximately $24,500 and other general and administrative expenses of approximately $47,000 under the Agreement.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various placement activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.